Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended
	October 31, 2015		November 1, 2014		October 26, 2013		October 27, 2012		October 29, 2011
Earnings from continuing operations before taxes	$439,051		$353,621		$330,461		$224,401		$79,428
Adjustments:
Add fixed charges from continuing operations	59,949		41,401		60,698		55,745		101,349
Earnings before taxes and fixed charges	$499,000		$395,022		$391,159		$280,146		$180,777
Fixed charges:
Interest expense	$55,578		$36,757		$55,261		52,488		$97,838
Interest component of rent expense	4,371		4,644		5,437		3,257		3,511
Total fixed charges from continuing operations	$59,949		$41,401		$60,698		$55,745		$101,349
Ratio of earnings to fixed charges (1)	8.3	x	9.5	x	6.4	x	5.0	x	1.8	x
Coverage deficiency	—		—		—		—		—

(1)
The ratio of earnings to fixed charges was computed by dividing earnings from continuing operations before taxes and fixed charges, by total fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and capitalization and amortization of debt discount and issuance costs on all indebtedness and (ii) one-third of all rental expense, which the Company considers to be a reasonable approximation of the interest factor included in rental expense.